Exhibit 99.1

Pharvaris Announces Extraordinary Meeting of Shareholders

Zug, Switzerland, February 16, 2024 – Pharvaris (Nasdaq: PHVS), a clinical-stage company developing novel, oral bradykinin B2 receptor antagonists to treat and prevent hereditary angioedema (HAE) attacks, today announced the extraordinary general meeting of shareholders will take place on Wednesday, March 6, 2024, at 12:00 CST (6:00 a.m. EST).

All relevant documents and information relating to the extraordinary general meeting, including the notice and agenda for the extraordinary general meeting, are or will be made available in the “Investors” section of Pharvaris’ website under “Events & Presentations”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders who wish to attend the meeting should register as described in the notice and agenda for the extraordinary general meeting.

About Pharvaris

Building on its deep-seated roots in HAE, Pharvaris is a clinical-stage company developing novel, oral bradykinin B2 receptor antagonists to treat and prevent HAE attacks. By directly pursuing this clinically proven therapeutic target with novel small molecules, the Pharvaris team aspires to offer people with all sub-types of HAE efficacious, safe, and easy-to-administer alternatives to treat attacks, both on-demand and prophylactically. The company brings together the best talent in the industry with deep expertise in rare diseases and HAE. For more information, visit https://pharvaris.com/.

Contact
Maggie Beller

Executive Director, Head of External and Internal Communications

maggie.beller@pharvaris.com